World Funds Trust 485BPOS

Exhibit 99.(p)(14)

Code of Ethics with Insider Trading Policy

Systelligence (the “Firm”) and E-Valuator Fund(s) (the “Fund(s)”)

Amended and Restated
March 1, 2017

1.1	Overview

This Code of Ethics (the “Code”) has been adopted by the Firm, as the investment advisor to, the Fund(s), in compliance with Rule 17j-1 under the Investment Company Act of 1940 (the “1940 Act”) and the Investment Advisers Act of 1940 (the “Advisers Act).

The Investment Company Act of 1940 prohibits the Firm and its employees, in connection with the purchase and sale, directly or indirectly, of a security held or to be acquired by the Fund(s) to a) employ any device, scheme or artifice to defraud the Fund(s); b) make any untrue statement of a material fact to the Fund(s) or omit to state a material fact necessary in order to make the statements made to the Fund(s), in light of the circumstances under which they are made, not misleading; c) engage in any act, practice or course of business that operates or would operate as a fraud or deceit on the Fund(s); or d) engage in any manipulative practice with respect to the Fund(s).

Our Code is also based on the principle that every director, officer and employee of the Firm is to place the interests of the clients of the firm before his or her own personal interests at all times. Each director, officer and employee is to avoid any actual or potential conflicts of interest with the firm in all personal securities transactions. Each director, officer and employee is to comply with the provisions of this Code in all his or her personal securities transactions.

Questions concerning this Code should be directed to the Chief Compliance Officer of the Firm.

1.2	Definitions

1.	“Access Person” means:

Any Supervised Person of the firm who, in his/her regular functions or duties is regularly in a position to obtain nonpublic information regarding the purchase or sale of securities for a client and/or access to non-public information regarding the portfolio holdings of any firm client.

All full-time employees of the firm are considered to be Access Persons. Any other part-time, temporary, interns, contract persons, or other third-party vendors who perform administrative or non-investment functions for the Firm and who do not have access to advance non-public information regarding the holdings of any Firm client or investment recommendations are not considered to be Access Persons.

2.	“Advisory Person” means:

a.	Any firm employee who, in connection with his/her regular functions or duties, is involved in making securities recommendations to a client, or who has access to such recommendations that are nonpublic;

b.	Any Firm employee acting as a portfolio manager of any Firm client;

c.	Any Firm employee who, in connection with his regular functions or duties, makes, participates in, or executes the purchase or sale of a security for a client; and

d.	Any Supervised Person of the Firm whose functions relate to the making of any recommendations with respect to the purchase or sale of a security for a client.

A person does not become an “Advisory Person” simply by (i) normally assisting in the preparation of public reports, or receiving public reports, but not receiving information about current recommendations or trading; or (ii) infrequently or inadvertently obtaining knowledge of current recommendations or trading activity. All Advisory Persons are also Access Persons. However, not all Access Persons are Advisory Persons.

3.	“Automatic Investment Plan” means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan as well as a 401k plan in which automatic payroll deductions are being made on a regular schedule.

4.	“Beneficial Ownership” will be interpreted in the same manner as it would be in determining whether a person has beneficial ownership of a security as outlined in Section 16a-1(a)(2) of the 1934 Act. The determination of direct or indirect beneficial ownership shall apply to all securities which an Access Person has or acquires. For purposes of this policy, “Beneficial Ownership” includes securities held by:

●	Your spouse, minor children or relatives who share the same house with you;

●	An estate for your benefit;

●	A trust, of which (a) you are a trustee or you or members of your immediate family have a vested interest in the income or corpus of the trust, or (b) you own a vested beneficial interest, or (c) you are the grantor and you have the power to revoke the trust without the consent of all beneficiaries;

●	A partnership in which you are a partner;

●	A corporation (other than with respect to treasury shares of the corporation) of which you are an officer, director, of 10% stockholder;

●	Any other person if, by reason of contract, understanding, relationship, agreement, or other arrangement, you obtain benefits substantially equivalent to those of ownership; and

●	Your spouse or minor children or any other person, if, even though you do not obtain from them benefits of ownership, you can vest or re-vest title in yourself at once or at some future time.

A beneficial owner of a security also includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power and/or investment power with respect to such security. Voting power includes the power to vote, or to direct the voting of such security, and investment power includes the power to dispose, or direct the disposition of such security. A person is the beneficial owner of a security of he or she has the right to acquire beneficial ownership of such security at any time within sixty days.

5.	“Brokerage Account” means any account with a broker, dealer or bank that may hold securities.

6.	“CCO” means the Firm’s Chief Compliance Officer. The CCO is an Access Person of the Firm.

7.	“Control” has the same meaning as set forth in Section 2(a)(9) of the Investment Company Act of 1940 (the “1940 Act”). In summary, control means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

8.	“Clearing Officer” means any individual who has been assigned and accepts the responsibility of acting as a Clearing Officer for the Firm.

9.	“Client” means any person or entity for which the Firm acts as an investment adviser.

10.	“ETF’s” include shares issued by open-end and closed-end investment companies and those issued by Unit Investment Trusts.

11.	“Excluded Securities” include the following securities:

●	Direct obligations of the United States government;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements;

●	Shares issued by any money market fund; and

●	Shares issued by open-end Funds other than a “Reportable Fund” or “Prohibited Security”.

12.	“Fund” means an investment company registered under the investment company Act of 1940. For the purposes of this Code a “Fund” includes exchange traded funds (“ETF’s”).

13.	“Immediate Family Members” includes the following:

child	grandparent	son-in-law
step-child	spouse	daughter-in-law
grandchild	sibling	brother-in-law
parent	mother-in-law	sister-in-law
step-parent	father-in-law

Immediate Family includes adoptive relationships and any other relationship (whether or not recognized by law) which could lead to possible conflicts of interest, diversions of corporate opportunity, or appearances of impropriety, which this Code is intended to prevent.

14.	“Limited Offering”, also known as a “Private Placement Offering” means an offering that is exempt from registration under the Securities Act of 1933.

15.	“Purchase or Sale of a Security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated, and with respect to the person making the recommendation, when such person seriously considers making such a recommendation. Serious consideration includes the act of writing a trade ticket and entering an order with a broker.

16.	“Reportable Fund” means:

a.	Any Fund(s) for which the Firm serves as an investment adviser as defined in section 2(a)(20) of the Investment Company Act of 1940; or

b.	Any Fund(s) whose investment adviser or principal underwriter controls the Firm, is controlled by the Firm, or is under common control with the Firm. For purposes of this section, “control” has the same meaning as it does in section 2(a)(9) of the Investment Company Act of 1940.

17.	“Reportable Security” has the same meaning as set forth in Section 202(a)(18) of the Investment Advisers Act of 1940 and includes:

any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guaranty of, or warrant or right to subscribe to or purchase any of the foregoing.

ETF’s are considered to be a Reportable Security.

18.	“Supervised Person” has the same meaning as set forth in Section 202(a)(25) of the Investment Advisers Act of 1940. In summary, a supervised person is any officer, director, partner, and employee of an Adviser, and any other person who provides advice on behalf of an Adviser and is subject to the Adviser’s supervision and control.

1.3	Standards of Conduct

The Firm believes all its Supervised Persons, as fiduciaries, have a duty of utmost good faith to act solely in the best interests of the Firm’s clients. The Firm’s fiduciary duty compels all its Supervised Persons to act with the utmost integrity in all dealings. This fiduciary duty is the core principle underlying this Code, and represents the Firm’s core expectations related to any activities of its Supervised Persons.

Personal Conduct

1.	Giving or Receiving of Gifts or Entertainment

No employee, director or officer may give or receive any single gift or entertainment with a value of more than $500 to/from any person that does business with or on behalf of the Firm without specific approval in advance by the Firm CCO.

If any single instance of providing or receiving a gift or entertainment in excess of the $500 threshold occurs, a written report must be provided to the CCO or his/her designated person for approval in advance detailing the provider/recipient of the gift or entertainment and the nature and value of the gift or entertainment. The report must be signed by the Firm provider/recipient and the CCO, and the report will include an attestation that indicates that the provider/recipient is in no way obligated nor have they committed the firm to any activity which would cause the individual or firm to be out of compliance with the Code.

2.	Charitable Contributions

All charitable contributions in excess of $500 made by the Firm to any charitable organization, including those requested by a client of the Firm, must be approved in advance by the Firm’s CCO. No charitable contribution can be made payable directly to a client of the Firm.

3.	Service as Director for an Outside Company

Advisory Persons may not serve on the Board of Directors of a publicly traded company without the prior written approval of the Firm’s CCO. Such approval shall be based upon a finding by the CCO that such service shall not be likely to result in a conflict of interest with the Firm and the person.

1.4	Personal Securities Trading Policy

A.	General Pre-Clearance of Personal Securities Transactions

The Firm only conducts transactions in mutual funds and ETFs. As such our ability to influence market prices is minimal, if at all. As such, no Supervised Person, including Access Persons, are required to obtain pre-clearance of personal securities transactions, except as noted elsewhere within this section 1.4.

Notification of a prospective transaction and any subsequent approval of a prospective transaction by a Clearing Officer or the CCO can be given or received in electronic format. However, no transaction can be initiated until such written or electronic approval is received in advance of such transaction by the individual contemplating the transaction. The CCO will submit any notification of a prospective transaction to any other Clearing Officer for approval.

Once written approval is received for any personal securities transaction, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new written approval must be obtained if the initial trade was not executed. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Any failure to execute the trade within the allowed period may result in a reversal of the trade and disgorgement of any profits at the sole discretion of the CCO given the facts of such trade activity.

B.	Reportable Fund(s)

Access Persons may not purchase or sell, directly or indirectly, any Reportable Fund(s), without receiving approval in advance from the Firm’s CCO.

Notification of a prospective transaction and any subsequent approval of a prospective transaction in a Reportable Fund(s) by the CCO can be given or received in electronic format. However, no transaction can be initiated until such written or electronic approval is received in advance of such transaction by the individual contemplating the transaction. The CCO will submit any notification of a prospective transaction to the executive officer of the Firm for approval.

Once written approval is received, the individual receiving such approval shall have two trading days following the day of approval to execute the transaction, after which time a new written approval must be obtained if the initial trade was not executed. It is the responsibility of the individual receiving trade approval to execute the trade within the time frame allowed. Any failure to execute the trade within the allowed period may result in a reversal of the trade and disgorgement of any profits at the sole discretion of the CCO given the facts of such trade activity.

C.	Initial Public Offerings and Limited Offerings

All Access Persons must obtain the prior written approval of the Firm’s CCO before he/she directly or indirectly acquires Beneficial Ownership in any security in an Initial Public Offering or in a Limited Offering, including private placement offerings. Such approval shall be based upon a finding by the CCO in advance of such purchase that the transaction shall not be likely to result in a conflict of interest between the Firm and the person.

D.	Interested Party Transactions

Advisory Persons may not recommend any securities transactions for purchase or sale in a portfolio managed by the Firm without having previous to such recommendation disclosed to senior management, the investment committee of the Firm, if applicable, and the CCO, his/her interest if any, in such securities or the issuer thereof, including without limitation:

1.	any direct or indirect beneficial ownership of any securities of such issuer;

2.	any contemplated transaction by such person in such securities;

3.	any position with such issuer or its affiliates; and

4.	any present or proposed business relationship between such issuer or its affiliates and the Advisory Person, or any party relating specifically to the recommended transaction in which the Advisory Person has an interest.

1.5	Reporting Requirements

A.	Reporting Requirements by Access Persons

1.	Initial & Annual Holdings Reports

All Access Persons are required to provide a report of all personal holdings in a Reportable Fund(s) to the Firm’s CCO not later than 10 calendar days after being designated as an Access Person. All Access Persons are further required to provide a report of all personal holdings in a Reportable Fund(s) to the Firm’s CCO not later than 45 calendar days after each calendar year end.

An electronic report format may be utilized in lieu of a written report.

Copies of brokerage statements which contain the same information noted below will be viewed as an acceptable form of reporting, provided they are received within thirty days of the end of any reporting period.

In addition, each Access Person, when submitting a written or electronic report, shall certify that the information contained in each such report is accurate, complete and that the Access Person has reported all required information. The report described in this Section must contain the following information:

(a)	Security Name

(b)	Ticker Symbol or CUSIP number

(c)	Number of Shares or Par

(d)	Principal Amount

(e)	Broker, Dealer or Bank Name

(f)	Date of the Report

Additionally, Access Persons shall also list all brokerage accounts in which the Access Person holds a personal Reportable Fund(s).

2.	Quarterly Transaction Reports

Not later than 30 calendar days following the end of each calendar quarter, all Access Persons shall submit to the CCO a report listing all personal transactions in any Reportable Fund(s) pursuant to which the Access Person obtained a direct or indirect beneficial ownership interest.

An electronic report format may be utilized in lieu of a written report.

Copies of brokerage statements which contain the same information noted below will be viewed as an acceptable form of reporting so long as the CCO is in receipt of such brokerage statements within 30 calendar days following the end of the calendar quarter.

The written or electronic report to be filled out by each individual Access Person will be provided by the CCO and will also contain an attestation from the Access Person certifying the accuracy and completeness of the report.

If an Access Person effected no transactions during the applicable quarter, he/she shall still file a signed and dated report indicating as such.

As part of the Quarterly Report the Access Person will also report any new brokerage accounts established within the applicable quarter in which any Reportable Fund(s) were held during the quarter in which he/she has a direct or indirect beneficial interest. A brokerage account as described in the definitions above means any account with a broker, dealer or bank that may hold securities.

The information to be provided with respect to the newly established brokerage account should include a) the name of the broker, dealer or bank with whom the Access Person established the account; b) the date the account was established; and c) the date that the report is submitted by the Access Person.

Additional transactional information to be included on the quarterly transaction report if the Access Person does not provide duplicate periodic statements is as follows:

(a)	Trade Date

(b)	Security Name

(c)	Ticker Symbol, CUSIP number, interest rate and maturity date (as applicable)

(d)	Number of Shares or Par

(e)	Type of Transaction (Purchase, Sale or Other)

(f)	Price

(g)	Principal Amount

(h)	Broker Name

(i)	Account Number

(j)	Date of Report

The following transactions are not required to be reported:

(a)	Transactions in Reportable Fund(s) effected through an automatic investment plan so long as the investment allocation was determined in advance of the actual trade; and

(b)	Transactions that duplicate information contained in brokerage trade confirmations or account statements received by the Firm’s Chief Compliance Officer no later than 30 days following the applicable calendar quarter.

B.	Disclaimer of Ownership

A report may contain a statement that it shall not be construed as an admission by the person making the report that he has any direct or indirect beneficial ownership in the reported security.

C.	Submission of Duplicate Periodic Statements

Each Access Person must arrange for duplicate copies of statements be sent to the CCO of all brokerage accounts for which they have direct or indirect beneficial interest, as well as duplicate statements for accounts of Immediate Family Members living in the household, for which they have direct or indirect beneficial interest.

1.6	Record Keeping Requirements

The Firm’s CCO will keep the applicable records regarding this Code for the specified number of years as required in the Advisers Act and also in accordance with Rule 17j-1(f) of the Investment Company Act of 1940 and its associated requirements.

1.7	Certifications

Each Supervised Person will certify upon initial receipt of the Code, and upon any material change to the Code, that they have:

1.	Read and understand this Code and recognize that they are subject to its provisions;

2.	Complied with the applicable provisions of the Code and have reported all personal securities transactions required to be reported under the Code;

3.	Have provided a list of the title, number of shares or principal amount of all securities in which they have any direct or indirect beneficial ownership not later than ten days after they were designated as an Access Person and annually thereafter within 45 days of calendar year-end; and

4.	If they are an Access Person, they have provided the name of any broker, dealer or bank with whom they maintain an account in which any securities are held for their direct or indirect benefit.

1.8	Reporting of Violations

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. Accordingly, persons that become aware of a violation of the Code are required to promptly report such violation to the CCO. Any person who seeks to retaliate against a person who reports a Code violation shall be subject to sanctions.

1.9	Sanctions

The Firm’s management may impose sanctions it deems appropriate upon any person who violates the Code. In addition, the Firm’s management may impose sanctions it deems appropriate upon any person who has engaged in a course of conduct that, although in technical compliance with the Code, is part of a plan or scheme to evade the provisions of the Code. Sanctions may include a letter of censure, suspension of employment, termination of employment, fines, and disgorgement of profits from prohibited or restricted transactions.

2.0	Review and Supervisory Reporting

A.	Review Procedures

1.	The CCO shall review reports, including the initial holdings reports, annual holdings reports, personal securities transaction reports, and quarterly transaction reports, to detect conflicts of interest and abusive practices.

2.	No less frequently than annually, the Firm must furnish to the Board of World Funds Trust (the “Board”), and the Board must consider, a written report that a) describes any issues arising under the Code or procedures since the last report to the Board, including, but not limited to, information about material violations of the Code or procedures and sanctions imposed in response to the material violations; and b) certifies that the Advisor has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

3.	A senior executive officer of the Firm will review any transactions in Reportable Reportable Funds of the Chief Compliance Officer and approve, as may be required, those transactions.

4.	The CCO shall review this Code annually for any necessary amendments.

B.	Reporting Procedures

1.	The CCO shall promptly report to the Firm’s senior management: (a) any transaction that appears to be in violation of the prohibitions contained in this Code; (b) any apparent violations of the reporting requirements contained in this Code; and (c) any procedures or sanctions imposed in response to a violation of this Code, including but not limited to a letter of censure, suspension or termination of the employment of the violator as imposed by the President of the Firm, or the unwinding of the transaction and disgorgement of the profits.

2.	In addition, the CCO will include the following information in the Chief Compliance Officer’s Annual Report to be completed in accordance with Rule 206(4)-7:

(a)	a copy of the current Code;

(b)	a summary of existing procedures concerning personal investing and any changes in the Code’s policies or procedures during the past year;

(c)	a description of any issues arising under the Code or procedures since the last report, including but not limited to information about material violations of the Code, and sanctions imposed in response to material violations;

(d)	an evaluation of current Code and a report on any recommended changes in the existing Code based upon the CCO’s experience, evolving industry practices, or developments in applicable laws or regulations; and

(e)	a certification that the Firm has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.